09039020

powering the world

AEGEAN MARINE PETROLEUM NETWORK INC.

2008 Annual Report


35
34

corporate profile

Aegean Marine Petroleum Network Inc. is a leading international marine fuel logistics company that markets and physically supplies marine fuel to ships in port and at sea. The Company procures product from various sources, including oil producers and traders, and resells to a diverse group of customers across all major commercial shipping sectors. Aegean owns and operates the largest double-hull bunkering fleet in the world with 33 vessels currently in operation and 19 newbuildings to be delivered through 2010. The Company boasts a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Tangiers, Gibraltar, U.K., Northern Europe, Piraeus, Patras, U.A.E., and Singapore.



global expansion and growth

markets



3
4
5
6
11
14
'04
'05
'06
'07
'08
'09*

*expected

bunkering fleet



9
10
12
20
30
42
52
'04
'05
'06
'07
'08
'09*
'10*

volumes sold
(in thousands)



1,169
1,746
2,367
3,437
5,200
'04
'05
'06
'07
'08

(all amounts in USD thousands unless otherwise stated)	2008	2007	2006	2005	2004
Sales of marine petroleum products	2,768,067	1,345,849	790,657	505,605	247,436
Cost of marine petroleum products sold	2,594,443	1,251,712	728,637	464,801	222,439
Gross spread on marine petroleum products	160,963	89,671	62,020	40,804	24,997
Voyage and other revenues	9,905	7,024	13,155	11,725	15,576
Salaries, wages, related costs	41,666	24,363	12,871	8,958	5,052
Depreciation and amortization	16,557	9,597	5,924	2,862	1,932
Other operating expenses	73,157	39,042	25,920	17,329	14,967
Operating income	52,149	30,798	30,460	23,380	18,622
Net interest expense	11,876	1,483	4,231	2,277	931
Other non-operating expenses (income)	358	1,577	2,004	(372)	74
Net income	39,915	27,738	24,225	21,475	17,617
Basic and diluted EPS	0.94	0.65	0.84	0.72	0.58
Sales volume of marine fuel (metric tons)	5,200,256	3,437,269	2,367,289	1,746,377	1,169,430
Number of markets, end of period	11.00	6.00	5.00	4.00	3.00
Number of owned and operational bunkering tankers, end of period	30.00	17.00	12.00	10.00	9.00
Number of owned and operational storage facilities, end of period	5.00	2.00	1.00	—	—

"During 2008, we strengthened our leading industry brand, providing blue-chip customers with consistent, reliable and world-class service from procurement to delivery on a global scale."

chairman's letter

I am pleased to address shareholders following a year in which Aegean continued to execute its well-capitalized growth plan and realize core objectives consistent with the Company's vision when it went public in December 2006. During 2008, Aegean solidified its reputation as a leading independent physical supplier of marine fuel based on its notable success in three important areas. First, we achieved record results. Second, we strengthened our global brand by expanding into new strategic markets and growing our modern bunkering delivery fleet. And finally, we enhanced our ability to drive future performance by maintaining our strong access to capital, a core differentiator for the Company.

RECORD RESULTS IN A CHALLENGING OPERATING ENVIRONMENT

Aegean's success at posting record sales volume, net revenues, and earnings for the third consecutive year during a period of unprecedented volatility in marine fuel prices, weakness in the credit markets, and overall uncertainty about the global economy has further distinguished the Company from its peer group. In the first half of 2008, marine fuel prices rose approximately 50%, following the prior year's trend, placing considerable pressure on suppliers' funding ability. Drawing upon its strong working capital base, Aegean was able both to fund its existing business and dramatically grow the Company. Over the second half of 2008 as marine fuel prices collapsed approximately 65%, Aegean expanded profit margins by utilizing the Company's disciplined approach in managing the supply chain for the global supply of marine fuel.

Deterioration in global markets during the second half of 2008 also highlighted the importance of having tight credit controls and strong banking relationships. Aegean's focus on serving a diverse and high-quality customer base along with its sophisticated credit management systems enabled the Company to successfully grow sales volumes without increasing its overall risk profile. In addition, as access to capital evaporated, Aegean strengthened its financial position by entering into a new $300 million senior secured revolving credit facility under favorable terms in February 2009.

GLOBAL BRAND RECOGNITION

During 2008, we strengthened our leading industry brand, providing blue-chip customers with consistent, reliable and world-class service from procurement to delivery on a global scale.

Building upon our recent successes of expanding into new markets, such as West Africa, Northern Europe, and the U.K., we acquired ICS Petroleum in July 2008. Through the acquisition of ICS, a leading marketer and physical supplier of marine fuel in Canada and Mexico, Aegean has gained a pivotal bunkering presence in North America.

Maintaining our strategy of penetrating new attractive markets, we announced plans to commence operations in Trinidad and Tobago beginning in the second quarter of 2009. Complementing this success, we were appointed by the Horizon Tangiers Terminal S.A. (HTTSA) as the exclusive bunkering company in the new port in Tangiers, Morocco, following the conclusion of a competitive selection process, which serves as further testimony to our global brand recognition. We also established operations in Patras, Greece in the first quarter of 2009, expanding the Company's strategic presence in the Mediterranean. In building market share in each of our three new locations, we will continue to rely upon our global sales and operations network, a core strength of our Company. Aegean's dedicated team of sales and operational professionals has extensive experience in the bunkering industry and ensures that we meet the exacting needs of our global customers, upon which we leverage in entering new markets.



Including Trinidad and Tobago, Tangiers, Morocco and Patras, Greece, Aegean has increased its global presence by 180% to 14 markets since the Company's IPO. Our ongoing success in entering new strategic locations has provided significant benefits for Aegean. Specifically, by establishing operations in high traffic ports that lie on or near essential seaborne trade routes, we have substantially enhanced our ability to increase our global market share and drive future sales volumes. We have also improved our position to deliver first-rate service on behalf of our customers, which operate on a worldwide basis. And finally, we have strengthened our ability to meet long-term growth in the global seaborne trade.

In addition to extending our global reach, Aegean's growing double-hull bunkering delivery fleet has served as another core component of our strategy as well as a key differentiator for the Company. Since going public, management's foresight in expanding the Company's high-quality logistics infrastructure, including the delivery of nine double-hull bunkering tankers during 2008, has enabled Aegean to own and operate the largest double-hull bunkering fleet in the world and meet important objectives over both the near term and the long term. As the regulatory phase-out of single-hull vessels took effect in 2008, we have already realized tangible benefits of our strategy, further enhancing our leading competitive position in critical European markets. Going forward, we expect to continue to capitalize on the increased demand for modern double-hull tonnage by filling a portion of the market currently served by single-hull vessels in our other strategic locations as they move toward the adoption of similar regulation.

OUTLOOK FOR 2009

Aegean enters 2009 well positioned once again to capitalize on its significant financial flexibility for the benefit of the Company and its shareholders.

As we further grow our global marine fuel platform in 2009, we intend to maintain an unrelenting focus on meeting the highest industry standards and providing considerable value through an increasing number of complementary services that enhance our long-term earnings potential. Specifically, we plan to significantly increase our distribution network for the global supply of marine lubricants upon joining the Sealub Alliance in the first quarter of 2009. We also intend to take delivery of our second specialty tanker newbuilding for the distribution of refined petroleum products to island economies.

During a time when Aegean is poised to continue to grow sales volumes, we plan to draw upon our significant access to capital and pursue additional consolidation opportunities that strengthen our industry leadership. Consistent with our objective to create additional value for shareholders, we intend to act opportunistically to repurchase shares under Aegean's $25 million share repurchase program that was authorized by our Board of Directors in December 2008.

IN APPRECIATION OF A DEDICATED TEAM

The tremendous success Aegean has achieved in building a leading brand in the marine fuel supply industry can be attributed directly to the dedication and expertise of our staff. I take great pride in the talent and experience of the team we have assembled and thank all of our employees for their hard work. I would also like to thank our customers, shareholders and bankers for their continued support.

Peter C. Georgiopoulos
Chairman



"By once again increasing our modern bunkering fleet, expanding into new markets and maintaining our commitment to superior customer service, Aegean has further strengthened its industry leadership."

president's letter

2008 was a year in which Aegean posted record results and further expanded its leading industry position, underscoring the strength and resiliency of the Company's business model.

Critical to management's success in delivering impressive results was the Company's financial strength and notable progress in expanding its global presence. Since going public, Aegean has established a leading reputation for the global supply of marine fuel, which has enabled our Company to build a loyal and extensive customer base. I am particularly proud of our continued success in three primary areas that have increased the value of Aegean's brand equity. First, we have further grown our fleet of double-hull bunkering vessels in an environment where owning modern tonnage has increasingly become a competitive advantage. Second, we have continued to expand our scale, consistent with customers' need for a global marine fuel solution. Finally, in maintaining our focus on providing an unsurpassed level of service, we have enhanced our position to deliver innovative customer solutions that add significant value to a diverse group of shipping companies.

In terms of our high-quality logistics infrastructure, we are pleased to have taken delivery of a total of 11 bunkering vessels last year, including nine double-hull vessels. This rapid expansion has dramatically enhanced our ability to capitalize on the regulatory phase-out of single-hull vessels. Upon completion of the European Union ban of all single-hull tankers below 5,000 dwt from carrying heavy-grade oil effective December 31, 2008, Aegean has considerably strengthened its competitive position in all its European markets. In our other markets, such as Singapore and the United Arab Emirates, we have begun to see the effects of the regulatory phase-out and expect this trend to continue over time.

As we continue to grow our delivery capacity, Aegean remains committed to expanding its global reach for the benefit of its customers. While commencing physical supply operations in West Africa in January 2008 and the U.K. in the second quarter of 2008, we once again took advantage of the fragmented industry by acquiring ICS Petroleum. With this acquisition, which was accretive to earnings and cash flows, we gained a bunkering presence in three critical North American markets: Vancouver, which represents one of the largest ports in all of North America based on its considerable ship traffic; Montreal, a key gateway to the Saint Lawrence Seaway and Great Lakes region; and Mexico, an underserved market that provides Aegean with strong growth potential. In addition to the robust growth we experienced during the year, we established operations in Patras, Greece, during the first quarter of 2009. We also expect to enter two additional attractive markets in the second quarter of 2009—Tangiers, Morocco, and Trinidad and Tobago—that will increase our presence to 14 markets worldwide.

During 2008 and year-to-date 2009, management has also made important progress in providing value-added customer solutions that both complement our core marine fuel supply business and enhance our earnings potential over the long term. Specifically, in seeking to capture a sizeable share of the two million metric ton annual marine lubricant industry, Aegean has joined the Sealub Alliance, which expands our network for the distribution of marine lubricants to more than 450 ports in 40 countries. We also took delivery of our initial specialty tanker newbuilding during 2008, as we seek to provide an innovative solution for the distribution of refined petroleum products to island economies, which lack storage facilities and are subject to certain restrictions.

I would like to thank our entire staff for their efforts. The success we have achieved in investing in our brand has produced tangible benefits for the Company and its shareholders. By once again increasing our modern bunkering fleet, expanding into new markets and maintaining our commitment to superior customer service, Aegean has further strengthened its industry leadership. Going forward, we intend to continue to expand our global full-service platform as we did during 2008 in order to meet the strong long-term demand for an integrated marine fuel solution from procurement to delivery. Consistent with our past success, we will maintain an intense focus on differentiating the company through its financial strength and discipline.



E. Nikolas Tavlarios
President



"Key to Aegean's success in strengthening its leading industry reputation is our commitment to maintaining significant financial flexibility."

cfo's letter

Aegean continued to deliver on its financial objectives during 2008. Highlighting the considerable success we achieved in this critical area, we reported record financial results and increased the Company's financial flexibility during a period of significant weakness in the credit markets.

During a time when we continued to invest in the long-term growth of our business, net income for 2008 rose to $39.9 million, an increase of 44.0% from the year-earlier period. On a per share basis, Aegean reported $0.94 basic and diluted earnings per share for the year. Our ability to post record net income and earnings per share is directly related to the Company's strong growth in fuel sales volumes, a key metric for our business. Sales volumes rose to 5.2 million metric tons for 2008, an increase of 51.3% from the previous year. Complementing this notable performance, net revenues climbed 77.0% to $170.9 million for 2008 compared to the prior year.

Key to Aegean's success in strengthening its leading industry reputation is our commitment to maintaining significant financial flexibility. Drawing upon this core differentiator, Aegean utilized its strong liquidity position to effectively manage the volatility in marine fuel prices during 2008. In accomplishing this important objective, Aegean further enhanced its competitive position and expanded its global market share.

Building upon our strong financial foundation, we recently entered into a new $300 million senior secured revolving credit facility. Led by HSH Nordbank AG and The Royal Bank of Scotland Plc, the facility has a two-year term. We believe our new facility highlights management's ability to raise capital with favorable rates in a difficult credit environment and underscores our strong relationships with leading lenders.

Aegean's sizeable working capital position, which includes a total of $320 million in credit facilities, positions the Company well for the future. As we did in 2008, we will continue to utilize our considerable financial strength to effectively manage both the fluctuation in marine fuel prices and the procurement of supply for high credit-quality customers. Our focus on serving a diverse group of shipping companies with strong credit histories has provided significant benefits to Aegean. We intend to continue to closely monitor the extension of credit to our customers based on our sophisticated credit management systems. In accomplishing this important objective, we intend to maintain low counterparty risk for the benefit of the Company and its shareholders.

I would like to thank our finance team for their hard work and the dedication they demonstrated throughout the year. Their continued support has ensured that Aegean continues to maintain a high level of financial reporting integrity and transparency. Consistent with this goal, I am pleased to report that the Company achieved effective internal controls under Section 404 of the Sarbanes-Oxley Act as of December 31, 2008.

Spyros Gianniotis
Chief Financial Officer

leading the industry

DOUBLE-HULL BUNKERING FLEET GROWTH:

Aegean's commitment to building a high-quality logistics infrastructure has resulted in the Company differentiating itself as the largest owner of double-hull bunkering tankers, during a time when the regulatory phase-out of single-hull vessels has begun to take effect. With the delivery of 19 additional double-hull bunkering tankers expected by the third quarter of 2010, the Company is well positioned to capitalize on its leading position and further expand its market share over the long term.




NEW YORK
CARACAS
LONDON
GIBRALTAR
DUBAI
SINGAPORE


VANCOUVER
NORTHERN EUROPE
MONTREAL
MEXICO
PIRAEUS
JAMAICA
PATRAS
TRINIDAD AND TOBAGO
U.A.E.
WEST AFRICA
TANGIERS
SINGAPORE
GIBRALTAR
UNITED KINGDOM

GLOBAL SCALE:

In just over two years, Aegean has increased its presence to 14 strategic markets worldwide. Aegean's considerable global scale and focus on key shipping ports enhance the Company's ability to meet the needs of blue-chip customers that operate around the world. Management's success in building a leading brand predicated upon delivering a comprehensive and worldwide marine fuel solution bodes well for the Company to further benefit from the fragmented nature of the marine fuel supply industry and take advantage of the long-term growth in global seaborne trade.

financial table of contents

cautionary statement regarding forward-looking statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our SEC filings.

selected financial data

Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

	For the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)				
Income Statement Data:					
Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Voyage revenues	14,983	10,450	11,639	5,758	1,379
Other revenues	593	1,275	1,516	1,266	8,526
Total revenues	263,012	517,330	803,812	1,352,873	2,777,972
Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Salaries, wages and related costs	5,052	8,958	12,871	24,363	41,666
Vessel hire charges	2,436	518	—	—	—
Depreciation	1,546	2,226	4,240	6,373	12,604
Amortization of drydocking costs	386	636	1,684	3,172	3,640
Amortization of concession agreement	—	—	—	52	313
Management fees	183	182	223	54	—
Gain on sale of vessel	—	—	—	(2,693)	—
Other operating expenses	12,348	16,629	25,697	39,042	73,157
Operating income	18,622	23,380	30,460	30,798	52,149
Write-off of deferred offering costs[1]	—	—	(1,588)	—	—
Interest and finance costs	(944)	(2,347)	(5,207)	(3,473)	(12,377)
Interest income	13	70	976	1,990	501
Foreign exchange gains (losses), net	(68)	396	(414)	(1,569)	1,521
Income taxes	(6)	(24)	(2)	(8)	(1,879)
Net income	17,617	21,475	24,225	27,738	39,915
Basic earnings per share[2]	0.58	0.72	0.84	0.65	0.94
Diluted earnings per share[2]	0.58	0.72	0.84	0.65	0.94
Weighted average number of shares, basic[2]	30,472,827	29,878,398	28,954,521	42,417,111	42,497,450
Weighted average number of shares, diluted[2]	30,472,827	29,878,398	28,954,622	42,505,704	42,625,801
Dividends declared per share[2]	0.28	0.05	0.14	0.04	0.04

selected financial data *(continued)*

	As of and for the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)				
Balance Sheet Data:					
Cash and cash equivalents	3,280	7,602	82,425	1,967	46,927
Total assets	78,573	161,359	315,877	566,957	641,907
Total debt	26,689	101,236	33,496	208,031	253,621
Total liabilities	54,112	151,832	100,878	323,232	356,904
Total stockholders' equity	24,461	9,527	214,999	243,725	285,003
Other Financial Data:					
Gross spread on marine petroleum products[3]	24,997	40,804	62,020	89,671	160,963
Gross spread on lubricants[3]	374	264	455	536	1,298
Gross spread on marine fuel[3]	24,623	40,540	61,565	89,135	159,665
Gross spread per metric ton of marine fuel sold (U.S. dollars)[3]	21.1	23.2	26.0	25.9	30.7
Net cash provided by (used in) operating activities	17,333	1,475	17,064	(128,128)	136,737
Net cash used in investing activities	29,360	34,973	55,190	124,692	135,667
Net cash provided by financing activities	13,435	37,820	112,949	172,362	43,890
Operating Data:					
Sales volume of marine fuel (metric tons)[4]	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256
Number of markets served, end of period[5]	3.0	4.0	5.0	6.0	11.0
Number of operating bunkering vessels, end of period[6]	9.0	10.0	12.0	17.0	30.0
Average number of operating bunkering vessels[6][7]	6.8	9.0	11.1	13.5	22.7
Specialty tankers, end of period	—	—	—	—	1
Special purpose vessels, end of period[8]	—	—	—	—	1
Floating storage facilities, end of period[9]	—	—	2	2	4

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3) Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of marine fuel oil, or MFO, or marine gas oil, or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)				
Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Less: Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Less: Cargo transportation costs	—	—	—	4,466	12,661
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Less: Gross spread on lubricants	374	264	455	536	1,298
Gross spread on marine fuel	24,623	40,540	61,565	89,135	159,665
Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.9	30.7

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Add: Voyage revenues	14,983	10,450	11,639	5,758	1,379
Add: Other revenues	593	1,275	1,516	1,266	8,526
Add: Gain on sale of vessel	—	—	—	2,693	—
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)	(24,363)	(41,666)
Less: Vessel hire charges	(2,436)	(518)	—	—	—
Less: Depreciation	(1,546)	(2,226)	(4,240)	(6,373)	(12,604)
Less: Amortization	(386)	(636)	(1,684)	(3,224)	(3,953)
Less: Management fees	(183)	(182)	(223)	(54)	—
Less: Other operating expenses	(12,348)	(16,629)	(25,697)	(39,042)	(73,157)
Add: Cargo transportation costs	—	—	—	4,466	12,661
Operating income	18,622	23,380	30,460	30,798	52,149

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

(4) The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 24% and 3% of our total revenues for the years ended December 31, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2006, 2007 and 2008.

(5) The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, and Portland (U.K.) on April 1, 2008. On July 1, 2008, we acquired ICS Petroleum, a Canadian-based marketer and supplier of marine petroleum products in Vancouver, Montreal and Mexico.

(6) Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 500 dwt tanker based in our Portland (U.K.) service center.

(7) Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(8) This figure includes our service tanker, Orion, based in our Portland (U.K.) service center.

(9) This figure includes our two Panamax tankers, Ouranos and Fos, used as floating storage facilities in the United Arab Emirates and Ghana, respectively, our Aframax tanker, Leader, used as a floating storage facility in Gibraltar, and our tanker, Aegean XI, used as a floating storage facility in Jamaica.

The ownership of floating storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of floating storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

management's discussion and analysis

of financial condition and results of operations

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

OPERATING RESULTS

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana and the United Arab Emirates, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

- *Sales volume of marine fuel.* We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.
- *Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.* Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier

for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)				
Sales of marine petroleum products	247,436	505,605	790,657	1,345,849	2,768,067
Less: Cost of marine petroleum products sold	222,439	464,801	728,637	1,251,712	2,594,443
Less: Cargo transportation costs	—	—	—	4,466	12,661
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Less: Gross spread on lubricants	374	264	455	536	1,298
Gross spread on marine fuel	24,623	40,540	61,565	89,135	159,665
Sales volume of marine fuel (metric tons)	1,169,430	1,746,377	2,367,289	3,437,269	5,200,256
Gross spread per metric ton of marine fuel sold (U.S. dollars)	21.1	23.2	26.0	25.9	30.7

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	24,997	40,804	62,020	89,671	160,963
Add: Voyage revenues	14,983	10,450	11,639	5,758	1,379
Add: Other revenues	593	1,275	1,516	1,266	8,526
Add: Gain on sale of vessel	—	—	—	2,693	—
Less: Salaries, wages and related costs	(5,052)	(8,958)	(12,871)	(24,363)	(41,666)
Less: Vessel hire charges	(2,436)	(518)	—	—	—
Less: Depreciation	(1,546)	(2,226)	(4,240)	(6,373)	(12,604)
Less: Amortization	(386)	(636)	(1,684)	(3,224)	(3,953)
Less: Management fees	(183)	(182)	(223)	(54)	—
Less: Other operating expenses	(12,348)	(16,629)	(25,697)	(39,042)	(73,157)
Add: Cargo transportation costs	—	—	—	4,466	12,661
Operating income	18,622	23,380	30,460	30,798	52,149

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

- *Number of markets served.* The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, and Portland (U.K.) on April 1, 2008. On July 1, 2008, we acquired ICS Petroleum, a Canadian based marketer and supplier of marine petroleum products in Vancouver, Montreal and Mexico.
- *Average number of operating bunkering vessels.* Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Year Ended December 31,		
	2006	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)		
Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256
Gross spread on marine petroleum products	62,020	89,671	160,963
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7
Number of markets served, end of period	5.0	6.0	11.0
Average number of operating bunkering vessels	11.1	13.5	22.7

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

- our entrance into new markets;
- our purchasing methods of marine petroleum products;
- our marketing strategy;
- our vessel acquisitions and disposals;
- PLATTS prices;
- conditions in the international shipping and the marine fuel supply industries;
- regulation of the marine fuel supply industry;
- regulation of the tanker industry;
- levels of supply of and demand for marine petroleum products;
- levels of competition; and
- other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,		
	2006	2007	2008
	(in thousands of U.S. dollars)		
Greece[1]	167,061	165,231	368,679
Gibraltar[1]	240,412	433,524	536,912
United Arab Emirates[1]	180,453	287,347	512,281
Jamaica[1]	147,211	212,093	280,581
Singapore[1][2]	39,496	193,747	555,735
Northern Europe[1][3]	—	37,443	161,735
West Africa[1][4]	—	—	106,082
Portland (U.K.)[1][5]	—	—	62,018
Vancouver[1][6]	—	—	84,902
Other sales[7]	16,024	16,464	99,142
Total	790,657	1,345,849	2,768,067

(1) Excludes sales of lubricants which are included in other sales.
(2) We commenced physical supply operations in Singapore on June 2, 2006.
(3) We commenced physical operations in Northern Europe on October 9, 2007.
(4) We commenced physical supply operations in West Africa on January 15, 2008.
(5) We commenced physical supply operations in Portland (U.K.) on April 1, 2008.
(6) We commenced physical operation in Vancouver on July 1, 2008.
(7) Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2006, 2007 and 2008, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. Prior to June 1, 2005, we also purchased marine petroleum products from Golden Sun Marine Corp., our related company.

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,		
	2006	2007	2008
	(in thousands of U.S. dollars)		
Third-party suppliers	573,615	1,091,769	2,242,911
Related company suppliers	155,022	159,943	351,532
Total	728,637	1,251,712	2,594,443

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products, on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are primarily derived from employment of our specialty tankers which are double hull petroleum tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks. In 2008, we have employed our specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. During the year ended December 31, 2008, we have received $1.4 million in payments from Aegean Oil under this contract of affreightment. With the delivery of Ostria in 2009, we expect our voyage revenues to increase.

In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located and our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,		
	2006	2007	2008
	(in thousands of U.S. dollars)		
Shipboard personnel	8,319	11,509	21,017
Shoreside personnel	4,552	12,854	20,649
Total	12,871	24,363	41,666

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering vessels and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos, Leader and Aegean IX. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations.

We believe that, in the short term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

Income Taxes
Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $1,422.3 million, or 105.7%, to $2,768.1 million for the year ended December 31, 2008, compared to $1,345.8 million for the year ended December 31, 2007. Of the total increase in sales of marine petroleum products, $933.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2008), $480.5 million was attributable to a 35.9% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2007), and $8.7 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,762,987 metric tons, or 51.3%, to 5,200,256 metric tons for the year ended December 31, 2008, compared to 3,437,269 metric tons for the year ended December 31, 2007 due to additional volume of sales of marine fuel in Greece, the United Arab Emirates, Singapore and Northern Europe and due to sales in our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $71.3 million, or 79.5%, to $161.0 million for the year ended December 31, 2008, compared to $89.7 million for the year ended December 31, 2007. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2008 increased by $4.8, or 18.5%, to $30.7 compared to $25.9 for the year ended December 31, 2007. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 6.6% for the year ended December 31, 2007 to 5.8% for the year ended December 31, 2008. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues decreased by $4.4 million, or 75.9%, to $1.4 million for the year ended December 31, 2008, compared to $5.8 million for the year ended December 31, 2007. Voyage revenues for the year ended December 31, 2008 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008. Voyage revenues for the year ended December 31, 2007, were attributable to the employment of our single hull Aframax tanker, Aegean Hellas, in the international spot market. We sold Aegean Hellas to an unrelated third party on April 17, 2007.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $17.3 million, or 71.0%, to $41.7 million for the year ended December 31, 2008, compared to $24.4 million for the year ended December 31, 2007. This increase was mainly due to increased full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 22.7 for the year ended December 31, 2008, compared to 13.5 for the year ended December 31, 2007.

Depreciation. Depreciation increased by $6.2 million, or 96.9%, to $12.6 million for the year ended December 31, 2008, compared to $6.4 million for the year ended December 31, 2007. This increase exceeded the 68.1% increase in the average number of operating bunkering vessels due to the higher age and acquisition costs of recently-acquired bunkering tankers, bunkering barges and floating storage facilities.

Other Operating Expenses. Other operating expenses increased by $34.2 million, or 87.7%, to $73.2 million for the year ended December 31, 2008, compared to $39.0 million for the year ended December 31, 2007. This increase in other operating expenses was primarily attributable to the following factors: higher cargo transportation expenses, higher cost on marine fuel consumption, increased bunker vessel expenses due to our expanded fleet, and increased overhead costs, mainly general and administrative expenses of our new markets: West Africa, Portland (U.K.), Vancouver, Montreal and Mexico.

Interest and Finance Costs. Interest and finance costs increased by $8.9 million to $12.4 million for the year ended December 31, 2008, compared to $3.5 million for the year ended December 31, 2007. The increase in interest and finance costs was mainly attributable to the financing of increased volume sales at a higher average price and the higher debt outstanding relating to the financing of our newbuildings.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $555.1 million, or 70.2%, to $1,345.8 million for the year ended December 31, 2007, compared to $790.7 million for the year ended December 31, 2006. Of the total increase in sales of marine petroleum products, $416.7 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2007), $137.8 million was attributable to a 17.6% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2006), and $0.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,069,980 metric tons, or 45.2%, to 3,437,269 metric tons for the year ended December 31, 2007, compared to 2,367,289 metric tons for the year ended December 31, 2006 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates, Jamaica and Singapore and due to sales of marine fuel in our service center in Northern Europe, which commenced physical supply operations on October 9, 2007. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $27.7 million, or 44.7%, to $89.7 million for the year ended December 31, 2007, compared to $62.0 million for the year ended December 31, 2006. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2007 remained virtually unchanged at $25.9 compared to $26.0 for the year ended December 31, 2006. The nominal change in our gross spread per metric ton of marine fuel sold was significantly lower than the increase of 17.6% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.7% for the year ended December 31, 2006 to 6.6% for the year ended December 31, 2007. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues decreased by $5.8 million, or 50.0%, to $5.8 million for the year ended December 31, 2007, compared to $11.6 million for the year ended December 31, 2006. This decrease was mainly attributable to the sale of our Aframax tanker, Aegean Hellas, on April 17, 2007.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $11.5 million, or 89.1%, to $24.4 million for the year ended December 31, 2007, compared to $12.9 million for the year ended December 31, 2006. This increase was mainly due to increased full-time employees primarily at our Greek office as we hired new operational employees to manage our expanded fleet and service center network and accounting and finance staff to manage our increased reporting requirements as a public company. Furthermore, crew costs increased as the average number of operating bunkering tankers increased to 13.5 for the year ended December 31, 2007, compared to 11.1 for the year ended December 31, 2006. Furthermore, increased crew costs included salaries of our crew on the floating storage facilities, Ouranos and Leader, which were acquired during 2007, and of our crew on Fos, which was acquired during the latter half of 2006.

Depreciation. Depreciation increased by $2.2 million, or 52.4%, to $6.4 million for the year ended December 31, 2007, compared to $4.2 million for the year ended December 31, 2006. This increase exceeded the 21.6% increase in the average number of operating bunkering tankers due to the higher age and acquisition costs of recently-acquired bunkering tankers and floating storage facilities.

Other Operating Expenses. Other operating expenses increased by $13.3 million, or 51.8%, to $39.0 million for the year ended December 31, 2007, compared to $25.7 million for the year ended December 31, 2006. This increase in other operating expenses was primarily attributable to the following factors: $6.3 million of the total increase was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products and $6.2 million of the total increase was attributable to the increase in overhead costs, mainly general and administrative expenses of our Greek office, our New York City office and our service centers, including costs of complying with our increased compliance and reporting requirements as a public company. Furthermore, $4.5 million of the total increase was attributable to cargo transportation costs which were not applicable during 2006. The above-mentioned increases were offset by a $3.1 million decrease in the operating costs of our recently-sold Aframax tanker as well as a decrease in storage costs of $0.6 million.

Interest and Finance Costs. Interest and finance costs declined by $1.7 million to $3.5 million for the year ended December 31, 2007, compared to $5.2 million for the year ended December 31, 2006. The decrease in interest and finance costs was mainly attributable to the repayment of a material portion of our debt outstanding following our initial public offering on December 8, 2006.

Inflation

Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2008, we believe that we were in compliance in all material respects with all covenants of our credit facilities.

Credit Facilities

As of December 31, 2007 and 2008, we had the following outstanding loans:

Loan	Date	2007	2008
		(in millions of U.S. dollars)	
2008 senior secured credit facility	September 30, 2008	—	90.0
2007 senior secured credit facility	December 20, 2007	133.0	—
Secured term loan with respect to three vessels	July 8, 2008	—	14.5
Secured term loan with respect to four newbuildings	April 24, 2008	—	15.1
Revolving overdraft credit facility	March 11, 2008	—	—
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	3.1	6.6
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	11.5	28.0
Secured term loan facility with respect to two newbuildings	October 27, 2006	4.5	7.9
Secured term loan facility with respect to three newbuildings	October 25, 2006	3.8	14.2
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	19.3	31.0
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	15.1	16.0
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	17.7	30.3
		208.0	253.6

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior Secured Credit Facilities

Senior secured credit facility. On March 17, 2009, with an effect as of February 1, 2009, AMP renewed for a period of two years ended January 31, 2011 and amended certain terms of the 2008 senior secured credit facility discussed below. We refer to the renewed and amended facility as our senior secured credit facility. Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes. Our senior secured credit facility has a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million. Our senior secured credit facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

2008 senior secured credit facility. On September 30th, 2008, AMP entered into a senior secured syndicated revolver, guarantee and letter of credit facility with international commercial lenders for an amount of up to $1.0 billion, for working capital and general corporate purposes, or our 2008 senior secured credit facility. Our 2008 senior secured credit facility replaced our 2007 senior secured credit facility discussed below. Our 2008 senior secured credit facility had a committed amount of up to $420.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $310.0 million and a cash advance limit in an amount of up to $320.0 million. The borrowings under our 2008 senior secured credit facility bore interest at a rate of LIBOR plus a margin of 1.50%. Documentary and standby letters of credit were subject to commissions of 0.35% and 0.75%, respectively. We replaced our 2008 senior secured credit facility with our senior secured credit facility discussed above.

Our senior secured credit facility is, and our 2008 senior secured credit facility was, secured by, among other things:

- a first priority mortgage on our eleven of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;
- an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;
- charge over AMP's operating account;
- our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;
- the general assignment of trade receivables by us and our subsidiaries;
- floating charge on our inventories; and
- corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Both of our senior secured credit facility and our 2008 senior secured credit facility contain certain covenants requiring us to, among other things:

- maintain our listing at the New York Stock Exchange;
- ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;
- obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;
- indemnify the lenders against the consequences of a pollution incident;

- ensure that there is no change of AMP's or our and our subsidiaries' business;
- have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;
- maintain minimum security of 120% of the outstanding facility amount;
- ensure that Mr. Melisanidis controls at least 26% of our shares;
- inform the lenders about any actual or proposed purchases; and
- provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Both of our senior secured credit facility and our 2008 senior secured credit facility also contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

- our book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3 times.

2007 senior secured credit facility. On December 20, 2007, AMP entered into a syndicated overdraft, guarantee and letter of credit facility with international commercial lenders, our 2007 senior secured credit facility, for working capital and general corporate purposes. Our 2007 senior secured credit facility replaced the guarantee and letter credit line portion of our 2006 senior secured credit facility discussed below. Our 2007 senior secured credit facility in an amount of up to $300.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $150.0 million and an overdraft facility in an amount of up to $150.0 million. The borrowings under the overdraft facility bore interest at a rate of LIBOR plus a margin of 1.25%. Documentary and standby letters of credit were subject to commissions of 0.25% and 0.625%, respectively. We replaced our 2007 senior secured credit facility with our 2008 senior secured credit facility discussed above.

2006 secured credit facility. On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender, or our 2006 senior secured credit facility. Our 2006 senior secured credit facility, as amended, is in an amount of up to $248.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million, revolving overdraft facility in an amount of up to $115.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million (which was used to refinance the secured term loan facility with respect to five newbuildings, dated February 10, 2006, discussed below). The borrowings under the guarantee and/or letter of credit line portion of the 2006 senior secured credit facility bear interest at a rate of LIBOR plus a margin of 1.25% and documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively. The newbuilding facility bears interest at LIBOR plus a margin of 1.15% plus additional compliance costs. On December 21, 2007, we replaced the guarantee and/or letter of credit line and the overdraft facility with the 2007 senior secured credit facility discussed above. We retained the newbuilding facility portion of the 2006 senior secured credit facility which will have a term of 12 years from approximately the delivery date of each vessel.

As of December 31, 2007, we had $133.0 million outstanding under our 2007 senior secured credit facility and $19.3 million outstanding under our 2006 senior secured credit facility. As of December 31, 2008, we had $90.0 million outstanding under our 2008 senior secured credit facility and $31.0 million outstanding under our 2006 senior secured credit facility.

Secured term loan with respect to three vessels. On July 8, 2008, we entered into a secured term loan facility with a local bank for an amount of $15.0 million. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million payable with the last installment.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- market value adjusted net worth is not less than $175.0 million;
- the minimum liquidity is not less than $25.0 million; and
- the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

Secured term loan with respect to four newbuildings. On April 24, 2008, we entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3

million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- book net worth shall not be less than $175.0 million;
- the ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- the current ratio shall not be less than 1.25-to-one; and
- cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding short-term and balloons.

As of December 31, 2008, the outstanding balance of the loan was $15.1 million.

Revolving overdraft credit facility. On March 11, 2008, we entered into a one-year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. The facility bears interest at LIBOR plus 2.50%. The facility is secured, among other things, by a first priority mortgage over the vessels, Vera, Sara and Hope. Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

- our market adjusted book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one, and
- we maintain free liquidity of no less than $25.0 million.

As of December 31, 2008, we had no amounts outstanding under this facility.

Secured syndicated term loan facility with respect to five newbuildings. On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. On September 12, 2008, we amended this loan facility and increased the loan amount to $43.2 million. The amended loan bears interest at the rate of LIBOR plus 1.0% before delivery of each vessel as well as after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2007 and December 31, 2008, the outstanding balance under this loan was $3.1 million and $6.6 million, respectively.

Secured syndicated term loan facility with respect to seven newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2007 and December 31, 2008, the balance on the loan was $11.5 million and $28 million, respectively.

Secured term loan facility with respect to two newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- our corporate guarantee; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2007 and December 31, 2008, the balance on the loan was $4.5 million and 7.9 million, respectively.

Secured term loan facility with respect to three newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc., or ASI, as the holding company of the vessel-owning subsidiaries;
- a manager's undertaking from ABS, as the management company of the vessels; and
- personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and

- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2007 and December 31, 2008, the balance on the loan was $3.8 million and $14.2 million, respectively.

Secured syndicated term loan facility with respect to two newbuildings. On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of AMP, ABS and ASI and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in two tranches of Euro 6.65 million each. Each tranche is repayable in 40 quarterly installments, first 12 in the amount of Euro 150,000 and the remaining 28 in the amount of Euro 110,000, plus a balloon payment at the end of the term in the amount of Euro 1.77 million. As of December 31, 2007 and December 31, 2008, the balance on the loan was $15.1 million (Euro 10.3 million) and $16.0 million (Euro 11.5 million), respectively.

Secured letter of credit facility with respect to two newbuildings. Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank for the issuance of standby letters of credit to the shipyard as a payment guarantee.

This facility is collateralized by:

- a first priority charge on an interest bearing cash collateral account of the borrowers; and
- a corporate guarantee of AMP.

As of December 31, 2007 and December 31, 2008, the balance on this letter of credit facility was $10.2 million and $3.8 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers DN-3500-3, DN-3500-10, DN-3500-9, DN-3500-8 and DN-3500-2, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of ASI and ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in five tranches of $7.1 million each. Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2007 and December 31, 2008, the balance on the loan was $17.7 million and $30.3 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2007 and 2008, amounted to $2.0 million and $46.9 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2007 and 2008. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	As of December 31,	
	2007	2008
	(in thousands of U.S. dollars)	
Working capital	63,529	49,365
Working capital excluding cash and debt	190,212	100,158

During the year ended December 31, 2008, our working capital, excluding cash, restricted cash and debt, decreased to $100.2 million, as compared to $190.2 million as of December 31, 2007. At the same time, our working capital position, defined as current assets minus current liabilities, as of December 31, 2008 declined to $49.4 million from $63.5 million a year ago. These decreases were primarily attributable to higher earnings and a decrease in the price of marine petroleum products during the last quarter of 2008.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually have been extended unsecured trade credit, we obtain secured trade credit from our suppliers against a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,		
	2006	2007	2008
	(in thousands of U.S. dollars)		
Payments for net vessel acquisitions	21,995	66,217	21,665
Payments for vessel construction	35,396	55,529	116,990
Payments for drydocking	10,637	3,186	6,890

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2008, one of the 21 bunkering tankers on order has a total construction cost of $8.4 million, seven have a total construction cost of $11.6 million each, four have a total construction cost of $11.0 million each, five have a construction cost of $9.6 million each, and the remaining four have a construction cost of $10.6 million each. Except for the latter nine contracts (whose supervision contracts have not been signed yet), these costs include newbuilding contracts with the shipyards as well as supervision contracts. Our specialty tanker had an estimated total construction cost of Euro 11.0 million, which includes the newbuilding contract with the shipyard as well as supervision contract. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts for the bunkering tankers for 2009 and 2010 are $107,653 and $25,330, respectively.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt and using cash flow from operations. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $136.7 million for the year ended December 31, 2008 as compared to net cash used in operating activities of $128.1 million for 2007. This increase was primarily attributable to higher earnings and a reduction in working capital as a result of the decrease in the price of marine petroleum products during the last quarter of 2008. Working capital excluding cash and debt decreased by $90.0 million, to a surplus of $100.2 million as of December 31, 2008 compared to a surplus of $190.2 million as of December 31, 2007.

Net cash used in operating activities was $128.1 million for the year ended December 31, 2007 as compared to net cash provided by operating activities of $17.1 million for the year ended December 31, 2006. This decrease in period-over-period cash flow was primarily attributable to changes in working capital during the year ended December 31, 2007. The increase in working capital excluding cash and debt during the year ended December 31, 2007 was due to a significant increase in sales of marine petroleum products during the period.

Net Cash Used In Investing Activities

Net cash used in investing activities was $135.7 million for the year ended December 31, 2008. During the period, we paid $117.0 million as milestone payments under our newbuilding and engineering contracts and we paid $21.7 million mainly to acquire the secondhand vessels, Aegean III, VIII, XII, Orion, Alpha Launch, Aegean Ace. Furthermore, we paid net cash consideration of $9.1 million for our acquisitions of ICS Petroleum Ltd. During 2008, our restricted cash balance deceased by $12.6 million which increased our cash flows by the same amount.

Net cash used in investing activities was $124.7 million for the year ended December 31, 2007. During the period, we paid $55.5 million as milestone payments under our newbuilding and engineering contracts and we paid $66.2 million to acquire the second hand tankers, Ouranos, Aegean Princess, Hope, Leader, Vera and Sara.

Furthermore, we paid net cash consideration of $5.7 million for our acquisitions of Bunkers at Sea and Portland Bunkers International Limited. During 2007, we received $8.3 million in net proceeds upon the sale of Aegean Hellas to an unrelated third party. Finally, during 2007, our restricted cash balance increased by $5.1 million which reduced our cash flows by the same amount.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $43.9 million for the year ended December 31, 2008 mainly due to additional drawdowns of $93.6 million under our term loan facilities to finance a portion of the construction costs of our new vessels. Part of this increase in funding was offset by repayments of long-term debt of $4.1 million and $43.0 million in payments to reduce short-term borrowings and $5.0 million for repayment of long-term debt and financing costs. Furthermore, during the year ended December 31, 2008, we declared and paid dividends of $1.7 million to our shareholders.

Net cash provided by financing activities was $172.4 million for the year ended December 31, 2007 mainly due to additional drawdowns of $41.8 million under our term loan facilities to finance a portion of the construction costs of our new vessels, and we drew down $133.0 million under our senior secured credit facility primarily to finance working capital requirements. Furthermore, during the year ended December 31, 2007, we declared and paid dividends of $1.7 million to our shareholders.

Research and Development, Patents and Licenses, Etc.

Not applicable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)				
Long-term bank debt (excluding interest)	9.4	24.9	29.3	100.0	163.6
Interest on long-term bank debt[1]	7.0	13.0	11.1	19.7	50.8
Minimum purchase commitments[2]	23.2	46.4	46.4	29.0	145.0
Newbuilding contracts—bunkering tankers	99.0	25.3	—	—	124.3
Secondhand—bunkering tankers	2.3	—	—	—	2.3
Newbuilding contracts—specialty tankers	6.4	—	—	—	6.4
Total	147.3	109.6	86.8	148.7	492.4

(1) Our long-term bank debt outstanding as of December 31, 2008 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 4.35% for the year ended December 31, 2008, adjusted upward by 10 basis points for each year thereafter.

(2) In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2008.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables. These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-case basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2008 by $3.1 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

	Average Number of Vessels		Drydock Costs	
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)	
2006	11.1	1.3	1,684	10,637
2007	13.5	1.7	3,172	3,186
2008	22.7	4.8	3,640	6,890

The table above discloses the average number of vessels that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

SAFE HARBOR

Forward-looking information discussed includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

quantitative and qualitative disclosures about market risk

PRICE RISK

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom and the United Arab Emirates, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom and the United Arab Emirates, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

INTEREST RATE RISK

Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2008, we paid interest on this debt based on LIBOR plus an average spread of 1.23% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2008 from $12.9 million to $14.6 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

EXCHANGE RATE RISK

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2008, comprised approximately 98.0% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of income has been minimal.

Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of income may be significant.

Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Aegean Marine Petroleum Network Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 9, 2009

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consolidated balance sheets

As of December 31, 2007 and 2008

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31, 2007	December 31, 2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,967	$ 46,927
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,323, as of December 31, 2007 and 2008, respectively	191,654	131,266
Due from related companies (Note 4)	3,686	2,501
Inventories (Note 5)	97,140	55,330
Prepayments and other current assets (Note 10)	12,417	13,731
Restricted cash (Note 2)	8,000	1,632
Total current assets	314,864	251,387
FIXED ASSETS:		
Advances for vessels under construction and acquisitions (Note 6)	84,378	113,564
Vessels, cost (Notes 7, 12 and 20)	149,866	260,741
Vessels, accumulated depreciation (Notes 7, 12 and 20)	(14,312)	(26,606)
Vessels' net book value	135,554	234,135
Other fixed assets, net (Notes 8 and 20)	1,431	1,681
Total fixed assets	221,363	349,380
OTHER NON-CURRENT ASSETS:		
Restricted cash (Notes 2 and 12)	10,171	3,838
Deferred charges, net (Note 9)	8,869	12,440
Concession agreement (Note 3)	7,720	7,407
Goodwill (Note 3)	3,943	17,431
Other non-current assets	27	24
Total assets	$566,957	$641,907
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 11)	$133,000	$ 90,000
Current portion of long-term debt (Note 12)	3,650	9,352
Trade payables to third parties	77,862	67,817
Trade payables to related companies (Note 4)	27,193	22,462
Other payables to related companies	160	187
Accrued and other current liabilities	9,470	12,204
Total current liabilities	251,335	202,022
LONG-TERM DEBT, net of current portion (Note 12)	71,381	154,269
OTHER NON-CURRENT LIABILITIES	516	613
COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2007 and 2008; 42,461,428 and 42,543,608 shares, issued and outstanding at December 31, 2007 and 2008, respectively (Note 17)	425	425
Additional paid-in capital (Note 17)	187,795	190,658
Accumulated other comprehensive income (Note 20)	—	211
Retained earnings	55,505	93,709
Total stockholders' equity	243,725	285,003
Total liabilities and stockholders' equity	$566,957	$641,907

The accompanying notes are an integral part of these consolidated financial statements

consolidated statements of income

For the Years Ended December 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,		
	2006	2007	2008
REVENUES:			
Sales of marine petroleum products—third parties (Note 21)	$775,816	$1,331,144	$2,757,181
Sales of marine petroleum products—related companies (Notes 4 and 21)	14,841	14,705	10,886
Voyage revenues	11,639	5,758	1,379
Other revenues	1,516	1,266	8,526
Total revenues	803,812	1,352,873	2,777,972
OPERATING EXPENSES:			
Cost of marine petroleum products sold—third parties	573,615	1,091,769	2,242,911
Cost of marine petroleum products sold—related companies (Note 4)	155,022	159,943	351,532
Salaries, wages and related costs	12,871	24,363	41,666
Depreciation (Notes 7 and 8)	4,240	6,373	12,604
Amortization of drydocking costs (Note 9)	1,684	3,172	3,640
Amortization of concession agreement (Note 3)	—	52	313
Management fees (Note 4)	223	54	—
Gain on sale of vessel (Note 7)	—	(2,693)	—
Other operating expenses (Note 14)	25,697	39,042	73,157
Total operating expenses	773,352	1,322,075	2,725,823
Operating income	30,460	30,798	52,149
OTHER INCOME/(EXPENSE):			
Write-off of deferred IPO costs	(1,588)	—	—
Interest and finance costs (Notes 11, 12 and 15)	(5,207)	(3,473)	(12,377)
Interest income	976	1,990	501
Foreign exchange gains (losses), net	(414)	(1,569)	1,521
	(6,233)	(3,052)	(10,355)
Income before income taxes	24,227	27,746	41,794
Income taxes (Note 19)	(2)	(8)	(1,879)
Net income	$ 24,225	$ 27,738	$ 39,915
Basic earnings per common share	$ 0.84	$ 0.65	$ 0.94
Diluted earnings per common share	$ 0.84	$ 0.65	$ 0.94
Weighted average number of shares, basic	28,954,521	42,417,111	42,497,450
Weighted average number of shares, diluted	28,954,622	42,505,704	42,625,801

The accompanying notes are an integral part of these consolidated financial statements

consolidated statements of stockholders' equity

For the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value				
BALANCE, December 31, 2005	28,035,000	$280	—	$ 9,247	—	$ 9,527
Net income	—	—	—	24,225	—	24,225
Dividends declared and paid ($0.14 per share)	—	—	—	(4,000)	—	(4,000)
Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	—	—	185,209
Share-based compensation (Note 16)	—	—	38	—	—	38
BALANCE, December 31, 2006	42,410,000	$424	$ 185,103	$ 29,472	—	$ 214,999
Net income	—	—	—	27,738	—	27,738
Dividends declared and paid ($0.04 per share)	—	—	—	(1,705)	—	(1,705)
Issuance of common stock in connection with an acquisition	20,000	—	773	—	—	773
Share-based compensation (Note 16)	31,428	1	1,919	—	—	1,920
BALANCE, December 31, 2007	42,461,428	$425	$ 187,795	$ 55,505	—	$ 243,725
Net income	—	—	—	39,915	—	39,915
Dividends declared and paid ($0.04 per share)	—	—	—	(1,711)	—	(1,711)
Share-based compensation (Note 16)	82,180	—	2,863	—	—	2,863
Foreign currency translation adjustment (Note 20)	—	—	—	—	211	211
BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

The accompanying notes are an integral part of these consolidated financial statements

consolidated statements of cash flows

For the Years Ended December 31, 2006, 2007 and 2008

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2006	2007	2008
Cash flows from operating activities:			
Net income	$ 24,225	$ 27,738	$ 39,915
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,240	6,373	12,604
Provision for (release of) doubtful accounts	412	497	(280)
Share-based compensation	38	1,920	2,863
Amortization	1,855	3,457	4,783
Provision for income taxes	2	8	1,879
Gain on sale of vessel	—	(2,693)	—
Other non-cash charges	—	—	(136)
(Increase) decrease in:			
Trade receivables	(985)	(115,707)	87,228
Due from related companies	6,346	(3,217)	1,185
Inventories	(24,250)	(65,205)	44,550
Prepayments and other current assets	(1,836)	(9,414)	(1,187)
Increase (decrease) in:			
Trade payables	12,897	27,213	(35,680)
Other payables to related companies	18	35	27
Accrued and other current liabilities	3,781	3,743	(14,314)
Decrease (increase) in other non-current assets	870	(10)	93
Increase in other non-current liabilities	88	320	97
Payments for drydocking	(10,637)	(3,186)	(6,890)
Net cash provided by (used in) operating activities	17,064	(128,128)	136,737
Cash flows from investing activities:			
Advances for vessels under construction	(35,396)	(55,529)	(116,990)
Advances for vessel acquisitions	(34,895)	(66,217)	(21,665)
Corporate acquisitions, net of cash acquired	—	(5,728)	(9,065)
Net proceeds from sale of vessels	12,900	8,276	—
Purchase of other fixed assets	(83)	(409)	(549)
Decrease in restricted cash	2,284	2,915	14,234
Increase in restricted cash	—	(8,000)	(1,632)
Net cash used in investing activities	(55,190)	(124,692)	(135,667)
Cash flows from financing activities:			
Proceeds from long-term debt	41,714	41,815	93,636
Repayment of long-term debt	(42,866)	(280)	(4,120)
Net change in short-term borrowings	(42,993)	133,000	(43,000)
Net change in short-term related company borrowings	(23,595)	—	—
Financing costs paid	(520)	(468)	(915)
IPO proceeds, net of issuance costs	185,209	—	—
Dividends paid	(4,000)	(1,705)	(1,711)
Net cash provided by financing activities	112,949	172,362	43,890
Net increase (decrease) in cash and cash equivalents	74,823	(80,458)	44,960
Cash and cash equivalents at beginning of year	7,602	82,425	1,967
Cash and cash equivalents at end of year	$ 82,425	$ 1,967	$ 46,927
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 5,777	$ 3,935	$ 12,638
Cash paid during the year for income taxes	$ 18	$ 8	—
Shares issued to acquire a business	—	$ 773	—

The accompanying notes are an integral part of these consolidated financial statements

notes to consolidated financial statements

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

1. BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a) *Aegean Marine Petroleum S.A. ("AMP"),* incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b) *Service Centers,* which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV (the "NW Europe Service Center")****	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD—Vancouver***	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport—Mexico**	Canada	09/10/1990

*Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

**Also, the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008

***Also, the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008

****Also, the owner of Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007

(c) *Aegean Bunkering Services Inc. (the "Manager")* was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

(d) *Vessel-owning companies with operating vessels:*

		Vessel Details			
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company ("Venus")	10/13/1999	Aegean IX	1976	7,216	06/14/2001
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,999	05/20/2004
Aegean Tiffany Shipping Pte. Ltd. ("Tiffany")	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")	03/27/2006	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Company Name	Date of Incorporation	Vessel Details: Vessel Name	Year Built	Size (dwt)	Date Acquired
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Nevado Navigation SA ("Orion")	04/10/2008	Orion	1991	550	05/29/2008

(e) Vessel-owning companies with vessels under construction:

Company Name	Date of Incorporation	Vessel Details: Hull Number	Size (dwt)
Naxos Marine Inc. ("Naxos")	01/28/2005	DN-3500-10	4,600
Andros Marine Inc. ("Andros")	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. ("Dilos")	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. ("Ios")	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Ocean Dynamic Corp. ("Ocean")	05/27/2005	N 2230007	2,400
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. ("Ithaki")	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. ("Cephallonia")	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. ("Paxoi")	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Tasman Seaways Inc. ("Tasman")	12/21/2005	QHS 221	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500
Kassos Navigation SA ("Kassos")	02/14/2008	QHS 225	5,500
Tilos Navigation SA ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation SA ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation SA ("Symi")	02/14/2008	QHS 228	5,500

(f) Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g) Vessel-maritime companies with operating vessels:

Company Name	Date of Incorporation	Vessel Details: Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Maistros Maritime Company ("Maistros")	11/21/2007	Aegean Maistros	2008	2,454	04/09/2008
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean XII Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008

(h) Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce

As of December 31, 2007 and 2008, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2006, 2007 and 2008, no one customer individually accounted for more than 10% of the Company's total revenues.

2. SIGNIFICANT ACCOUNTING POLICIES:

Principles of Combination and Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2008, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and December 31, 2008, the amount of cumulative translation adjustments was $0 and $211, respectively.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the financial statements of its Euro functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method). All assets and liabilities are translated using the current exchange rate. Shareholders' equity accounts are translated using historical rates. Revenues and expenses are translated using the weighted average exchange rate. Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 12). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' creditworthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $193,257 and $132,589 before allowances for bad debts of $1,603 and $1,323 as of December 31, 2007 and 2008, respectively.

Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost." Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Intangible Assets: Intangible assets consist of a concession agreement in the United Kingdom and a goodwill. In connection with the acquisition of Portland Bunkers International Limited, the Company recorded an identifiable intangible asset, a concession agreement which conveys to the Company an exclusive right to perform bunkering operations in the port of Portland over a specified period of time. This asset is being amortized over its useful life.

Goodwill is not amortized, but reviewed as of December 31 each year for impairment. The Company tests for goodwill impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 4). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Operating expenses are accounted for on the accrual basis.

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhauling (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method in accordance with SFAS No. 109. SFAS No. 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Derivatives: SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2008, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

Contingencies: The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Fair Value of Financial Instruments: The carrying values of cash, trade receivables, trade payables and short-term borrowings are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no long-term loans bearing interest at fixed rates.

Recent Accounting Pronouncements:

Non-Controlling Interests. In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

Fair Value of Financial Instruments. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have a material impact on the Company's financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on the Company's financial statements. FSP FAS 157-2 defers the Statement's effective date for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years.

Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company's financial statements.

Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). The Statement is a revision of SFAS No. 141, "Business Combinations," issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

Disclosures about Derivative Instruments and Hedging Activities. In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

Determination of the Useful Life of Intangible Assets. In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") in order to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), and other GAAP. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP No. FAS 142-3 will not have a material impact on the Company's consolidated financial statements.

Hierarchy of Generally Accepted Accounting Principles. In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162"). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This statement is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 did not have a material impact on the Company's financial statements.

On June 16, 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company will adopt this FSP in 2009 and will present earnings per share pursuant to the two-class method.

Useful Life of Intangible Assets. In April 2008, the FASB issued FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets," (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, with early adoption prohibited. The adoption of the provisions of FSP 142-3 is not expected to have a material impact on the Company's financial statements.

3. SIGNIFICANT ACQUISITIONS:

On October 9, 2007, the Company acquired all of the outstanding share capital of Bunkers at Sea NV ("BAS"), a marine fuel logistics company incorporated in Belgium, for a total consideration of

$4,764 (excluding direct acquisition costs). BAS purchased, sold and delivered marine fuel to end users such as shipping companies (which complements Aegean's business) and performed these functions in Northwestern Europe where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean's financial strength and fleet of double-hull tankers, coupled with BAS's local knowledge, will increase Aegean's market share in the Northwestern European offshore bunkering market.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	3,991
Equity consideration to sellers	773
Acquisition costs	76
Adjusted purchase price	4,840
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents, net of overdrafts	5,818
Trade receivables	9,639
Inventories	1,301
Trade payables	(15,767)
Other current assets/liabilities, net	(97)
Noncurrent assets	3
Total fair value of assets and liabilities acquired	897
Goodwill	3,943

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,	
	2006	2007
Total revenues	915,919	1,471,189
Net income	24,367	28,301
Basic earnings per share	0.84	0.67
Diluted earnings per share	0.84	0.67

On October 31, 2007, the Company acquired all of the outstanding share capital of Portland Bunkers International Limited ("PBIL"), a company incorporated in the United Kingdom, for a total consideration of $7,774 (excluding direct acquisition costs). PBIL is the exclusive operator of the port of Portland (United Kingdom). The Company entered into this transaction on the premise that Aegean's financial strength, logistics expertise and fleet of double-hull tankers, coupled with the exclusive bunkering license, will be accretive to earnings and cash flows.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	7,774
Acquisition costs	235
Adjusted purchase price	8,009
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents	530
Other current assets/liabilities, net	(293)
Concession agreement	7,772
Total fair value of assets and liabilities acquired	8,009

An identifiable intangible asset was recognized consisting of an exclusive 30-year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of $52 and $313 was recognized for the year ended December 31, 2007 and 2008, respectively.

The annual aggregate amortization expense expected to be recognized after December 31, 2008 are as follows:

	Amount
2009	313
2010	313
2011	313
2012	313
2013	313

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,	
	2006	2007
Total revenues	806,095	1,354,187
Net income	24,172	25,947
Basic earnings per share	0.83	0.61
Diluted earnings per share	0.83	0.61

On July 1, 2008, the Company acquired all of the outstanding share capital of ICS Petroleum LTD, ICS Petroleum (Montreal) LTD and West Coast Fuel Transport LTD (hereinafter collectively referred to as "ICS"), a marine fuel logistics company incorporated in Canada, for a total consideration of $14,000 (excluding direct acquisition costs). ICS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean's business) and performs these functions in several ports on the west

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

coast of Canada and all eastern Canadian ports where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its presence in three locations, the West and East coasts of North America and Mexico where ICS has a presence.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	14,000
Acquisition costs	210
Adjusted purchase price	14,210
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents, net of overdrafts	5,102
Trade receivables	26,560
Inventories	2,740
Fixed assets, net	632
Trade payables	(19,951)
Other current assets/liabilities, net	(14,451)
Non-current assets	90
Total fair value of assets and liabilities acquired	722
Goodwill	13,488

Goodwill, which arose from the acquisition, constitutes a premium paid by the Company over the fair value of the net assets of ICS, which is attributable to anticipated benefits from ICS' unique position in the markets which it operates in.

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2007 and 2008:

	Year Ended December 31,	
	2007	2008
Total revenues	1,585,210	3,088,010
Net income	31,954	40,298
Basic earnings per share	0.75	0.95
Diluted earning per share	0.75	0.95

4. TRANSACTIONS WITH RELATED PARTIES:

(a) *Aegean Oil S.A. (the "Greek Subcontractor"):* The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 530 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

During the years ended December 2006, 2007 and 2008, the Company purchased from the Greek Subcontractor marine petroleum products of $155,022, $159,943 and $351,532, respectively, all of which are included under cost of marine petroleum products sold in the accompanying consolidated statements of income. As of December 31, 2007 and 2008, the amounts due to the Greek Subcontractor were $27,193 and $22,462, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company is paying $40 per month, per vessel used, as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf to Piraeus and other Greek ports. For the year ended December 31, 2008, we had paid $700 under the bunkering agreement.

Also the Subcontractor has entered into bareboat charter agreement with the owners of Aegean III, VIII, XII, and Rose at $1 per day per vessel. For the year ended December 31, 2008, the bareboat charter revenue was $413 and is presented under other revenues in the accompanying consolidated statement of income.

Additionally, as of October 1, 2008, Aegean Oil S.A. and our subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, has signed an agreement so that Aegean Oil S.A. undertakes to ship 55,000 cubic meters of petroleum products per annum at Euro 70.0 or $91.00 per cubic meter. For the year ended December 31, 2008, we had received $1,379 which was presented under voyage revenues in the accompanying consolidated statement of income.

(b) *Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"):* Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i) Aegean Shipping provided two of the Company's vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2006, 2007 and 2008 amounted to $223, $54 and $0, respectively, and are separately disclosed in the accompanying consolidated statements of income.

(ii) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2006, 2007 and 2008, amounted to $13,146, $13,509 and $9,628, respectively, and are included under sales of marine petroleum products in the accompanying consolidated statements of income.

(iii) During the year ended December 31, 2006, the Company sold two newly-acquired secondhand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

(iv) During the year ended December 31, 2008, the Company purchased three double-hulled bunkering tankers, Aegean III, Aegean VIII and Aegean XII from Aegean Shipping for the total purchase price of $18,673.

As of December 31, 2007 and 2008, the amounts due from Aegean Shipping were $$3,438 and $2,480, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c) *General Maritime Corporation ("General Maritime"):* Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2007 and 2008, the Company's sales to General Maritime amounted to $1,196 and $1,258, respectively, which are included under sales of marine petroleum products in the accompanying consolidated statements of income. As of December 31, 2007 and 2008, the amounts due from General Maritime were $45 and $21, respectively, which are included in due from related companies in the accompanying consolidated balance sheets.

5. INVENTORIES:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2007	2008
Held for sale:		
Marine Fuel Oil	72,255	44,564
Marine Gas Oil	22,950	9,151
	95,205	53,715
Held for consumption:		
Marine fuel	1,195	517
Lubricants	646	920
Stores	—	33
Victuals	94	145
	1,935	1,615
Total	97,140	55,330

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

6. ADVANCES FOR VESSELS UNDER CONSTRUCTION AND ACQUISITIONS:

On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 4,600 dwt, double skin, double bottom, oil products tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel-cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel-cutting, 40% upon launching and 45% upon delivery and acceptance.

On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, oil products tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel-cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel-cutting, 40% upon launching and 45% upon delivery and acceptance.

On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel-cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel-cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance.

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (Hull Numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance.

On December 16, 2008, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Korean-flagged 1,615 dwt (built in 1992) double-hull Chemical tanker, the Ace Hana (renamed "Aegean Ace"), which it intends to position at one of its ports as a bunkering tanker. The purchase price of this vessel was $2,550 and the delivery of the vessel occurred on January 14, 2009.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

Vessel Name	Year of Expected Delivery	Contract Amount	December 31, 2008 Contract Payments	Capitalized Costs	Total
Fujian Shipyard					
DN-3500-10	2009	8,425	8,153	323	8,476
DN-3800-11*	2009	9,590	2,888	61	2,949
DN-3800-12*	2010	9,590	2,888	61	2,949
DN-3800-13*	2010	9,590	755	48	803
DN-3800-14*	2010	9,590	755	47	802
DN-3800-15*	2010	9,590	755	48	803
Severnav Shipyard					
N 2230007	2009	15,309	8,932	1,125	10,057
Qingdao Hyundai Shipyard					
QHS-207	2009	11,600	6,240	248	6,488
QHS-208	2009	11,600	6,240	229	6,469
QHS-209	2009	11,600	6,240	212	6,452
QHS-210	2009	11,600	6,240	215	6,455
QHS-215	2009	11,600	6,240	201	6,441
QHS-216	2009	11,600	6,240	190	6,430
QHS-217	2009	11,600	6,240	188	6,428
QHS-221	2009	11,000	7,930	409	8,339
QHS-222	2009	11,000	4,940	129	5,069
QHS-223	2010	11,000	4,940	122	5,062
QHS-224	2010	11,000	2,900	163	3,063
QHS-225*	2010	10,600	5,300	88	5,388
QHS-226*	2010	10,600	5,300	83	5,383
QHS-227*	2010	10,600	5,300	76	5,376
QHS-228*	2010	10,600	3,180	65	3,245
Acquired Assets					
AEGEAN ACE	2009	2,550	255	1	256
FUJ LAUNCH	2009	379	379	2	381
Total		242,213	109,230	4,334	113,564

*Contract amount does not include contract with the engineering firm which, as of December 31, 2008, was not signed. This contact is expected to be signed within 2009.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2006, 2007 and 2008 was $1,295, $2,314 and $2,868, respectively.

During the years ended December 31, 2007 and 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31, 2007	2008
Balance at beginning of period	46,779	84,378
Advances for vessels under construction and related costs	55,529	118,396
Payments for secondhand vessel acquisitions	66,217	21,665
Vessels delivered	(84,147)	(110,875)
Balance at end of period	84,378	113,564

As of December 31, 2008, the remaining obligations under the construction and supervision contracts are payable as follows:

	Amount
2009	107,653
2010	25,330
	132,983

7. VESSELS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	70,943	(9,662)	61,281
Vessels acquired and delivered	84,147	—	84,147
Vessels sold	(5,224)	1,540	(3,684)
Depreciation for the year	—	(6,190)	(6,190)
Balance, December 31, 2007	149,866	(14,312)	135,554
Vessels acquired and delivered	110,875	—	110,875
Depreciation for the year	—	(12,294)	(12,294)
Balance, December 31, 2008	260,741	(26,606)	234,135

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized drydocking costs of $1,899, which is separately reflected in the accompanying consolidated statement of income for the year ended December 31, 2007.

During the year ended December 31, 2007, the Company acquired and delivered the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Aegean Princess	06/12/2007	1991	7,030	12,241
Milos (DN-3500-1)	08/06/2007	2007	4,626	9,051
Ouranos	08/07/2007	1983	67,980	18,378
Leader	09/21/2007	1985	83,890	20,473
Sara	10/10/2007	1990	7,389	6,017
Vera	10/10/2007	1985	3,720	1,964
Hope	12/04/2007	1980	10,597	7,144
Serifos	12/31/2007	2007	4,664	8,879
				84,147

For the year ended December 31, 2008, the Company acquired and delivered the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Kithnos (DN-3500-3)	01/18/2008	2007	4,626	9,272
Amorgos (DN-3500-4)	02/02/2008	2007	4,664	9,118
Kimolos (DN-3500-5)	03/29/2008	2008	4,664	8,912
Syros (DN-3500-6)	06/16/2008	2008	4,596	9,174
PT 25	07/01/2008	1988	2,560	170
PT 36	07/01/2008	1980	3,730	426
Aegean III	07/08/2008	1990	2,973	5,500
Aegean VIII	07/08/2008	1990	2,973	5,522
Orion	07/23/2008	1991	550	1,096
Maistros (N 2220000)	09/01/2008	2008	2,454	13,778
Mykonos (DN-3500-7)	10/01/2008	2008	4,626	9,484
Alpha Launch	10/01/2008	2004	60	663
Aegean XII	10/17/2008	1979	3,680	7,651
Santorini (DN-3500-8)	12/12/2008	2008	4,629	9,428
Paros (DN-3500-9)	12/20/2008	2008	4,629	8,855
Patmos (QHS-220)	12/29/2008	2008	6,262	11,826
				110,875

Cost of vessels at December 31, 2006, 2007 and 2008 includes $8,747, $19,402 and $27,906, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2008, all of the Company's operational vessels, except for the Aegean Flower, Aegean VII and Aegean IX, were mortgaged under the Company's various debt agreements.

8. OTHER FIXED ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2006	1,008	341	1,349
Additions	—	409	409
Cost, December 31, 2007	1,008	750	1,758
Additions	—	549	549
Cost, December 31, 2008	**1,008**	**1,299**	**2,307**
Accumulated depreciation, December 31, 2006	54	89	143
Depreciation expense	33	151	184
Accumulated depreciation, December 31, 2007	87	240	327
Depreciation expense	35	264	299
Accumulated depreciation, December 31, 2008	**122**	**504**	**626**
Net book value, December 31, 2006	954	252	1,206
Net book value, December 31, 2007	921	510	1,431
Net book value, December 31, 2008	**886**	**795**	**1,681**

9. DEFERRED CHARGES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2006	9,884	635	10,519
Additions	3,186	468	3,654
Disposals	(1,899)	—	(1,899)
Amortization for the year	(3,172)	(233)	(3,405)
Balance, December 31, 2007	7,999	870	8,869
Additions	7,126	915	8,041
Amortization for the year	(3,640)	(830)	(4,470)
Balance, December 31, 2008	**11,485**	**955**	**12,440**

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

10. PREPAYMENTS AND OTHER CURRENT ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	December 31, 2008
Insurance prepaid	93	410
VAT receivable	9,055	7,273
Other prepayments	3,269	6,048
Total	12,417	13,731

11. SHORT-TERM BORROWINGS:

On December 19, 2006, as amended, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("2006 Senior Credit Facility") with an international bank for an amount of $248,400. The revolving overdraft facility of up to $115,000 bore interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charged a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 was used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 12(c)).

On December 21, 2007, the overdraft facility and guarantee and letter of credit facility were cancelled and terminated. Accordingly, as of December 31, 2007, only the term loan facility of $33,400 under the 2006 Senior Credit Facility was in full force and effect, which expires 12 years from the delivery date of each vessel.

On December 20, 2007, AMP entered into an Overdraft, Guarantee and Letter of Credit Facility Agreement ("2007 Senior Credit Facility") with a syndicate of two international banks for an amount of $300,000. The 2007 Senior Credit Facility would be used for working capital purposes and expired on December 31, 2008. The revolving overdraft facility of up to $150,000 bore interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $150,000 charged a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit.

The 2007 Senior Credit Facility was mainly secured by a first priority mortgage on the Company's operational double hull tankers, except for the Milos and Serifos (both of which are mortgaged under long-term debt) and the Aegean Flower, Aegean VII and Aegean IX, and an undertaking by the Company to provide a first priority mortgage on the Aegean Flower, Aegean VII and Aegean IX at the lender's request. Furthermore, the 2007 Senior Credit Facility was secured by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The 2007 Senior Credit Facility contained certain covenants which included requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 32% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On March 11, 2008, the Company entered into a one-year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 2.50%. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) market adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On September 30, 2008, the Company entered into a one-year, renewable on January 31, 2009 and thereafter annually, revolving overdraft facility with international banks for an amount of up to $1,000,000. The 2008 Revolving Overdraft Facility bears interest at LIBOR plus 1.50% and is annually renewable subject to the consent of the participant banks. The facility is structured in such a way so that, depending on our working capital needs, it allows the amount to be increased with funds from existing or future participant banks, without changing the security documents and incurring new legal costs. As of October 9, 2008, the Company terminated the other existing overdraft facilities except for the above revolving overdraft facility with a Greek bank for an amount of $20,000.

As of December 31, 2007, the Company had an overdraft balance of $133,000 under the 2007 Senior Credit Facility. As of December 31, 2008, the Company had an overdraft balance of $90,000 under the 2008 Revolving Overdraft Facility.

Total interest incurred on short-term borrowings for the years ended December 31, 2006, 2007 and 2008 amounted to $2,839, $1,082 and $7,495, respectively, and is included in interest expense and finance costs, in the accompanying consolidated statements of income.

12. LONG-TERM DEBT:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
Borrower(s)	2007	2008
(a) Ocean and Sea Global	15,093	15,971
(b) Serifos, Kithnos, Santorini, Paros and Naxos	17,668	30,312
(c) Milos. Amorgos, Kimolos, Syros, Mykonos	19,342	31,020
(d) Eton, Benmore and Ingram	3,760	14,172
(e) Tasman and Santon	4,512	7,896
(f) Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	11,500	28,000
(g) Andros, Dilos, Ios, Sifnos and Tinos	3,156	6,650
(h) Kassos, Tilos, Halki, Symi	—	15,100
(i) Aegean III, VIII, XII	—	14,500
Total	75,031	163,621
Less: Current portion	(3,650)	(9,352)
Long-term portion	71,381	154,269

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(a) On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the date of actual delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2006, 2007 and 2008, the weighted average interest rate (including the margin) was 4.33%, 5.57% and 6.11%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.12% and 6.04%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

As of December 31, 2007 and 2008, the outstanding balance of the loan was $15,093 (Euro 10,252,500) and $15,971 (Euro 11,476,250), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

(b) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2006, 2007 and 2008, the weighted average interest rate (including the margin) was 6.57%, 6.73% and 4.42%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.27% and 3.26%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $17,668 and $30,312, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(c) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.37% and 3.97%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.07% and 2.55%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $19,342 and $31,020, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(d) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels

QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.42% and 4.60%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.04% and 3.14%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $3,760 and $14,172, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one.

(e) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.42% and 4.15%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 5.99% and 2.62%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $4,512 and $7,896, respectively.

(f) On October 30, 2006, Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.53% and 4.22%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 6.12% and 3.00%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $11,500 and $28,000, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

(g) On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery.

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160. The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly installments of $216 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The loan bears interest at LIBOR plus 1.00% prior to the delivery of each vessel as well as on the post-delivery. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2007 and 2008, the weighted average interest rate (including the margin) was 6.06% and 4.07%, respectively, while at December 31, 2007 and 2008, the interest rate (including the margin) was 5.76% and 3.36%, respectively. As of December 31, 2007 and 2008, the outstanding balance of the loan was $3,156 and $6,650, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(h) On April 24, 2008, Kassos, Tilos, Symi, and Halki, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

During the year 2008, the weighted average interest rate (including the margin) was 3.84%, while at December 31, 2008, the interest rate (including the margin) was 3.54%. As of December 31, 2008, the outstanding balance of the loan was $15,100.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

(i) On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment.

During the year 2008, the weighted average interest rate (including the margin) was 3.78%, respectively, while at December 31, 2008, the interest rate (including the margin) was 3.24%, respectively. As of December 31, 2008, the outstanding balance of the loan was $14,500.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

As of December 31, 2008, the outstanding vessel-financing loans are generally collateralized as follows:

- First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);
- Assignments of insurance and earnings of the mortgaged vessels (when completed);
- An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(4,683) and $(4,637), as of December 31, 2007 and 2008, respectively.

As of December 31, 2008, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $220,704, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2006, 2007 and 2008 amounted to $2,779, $2,958 and $5,384, respectively, and is included in interest expense and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2007 and 2008 amounted to $236 and $480, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company's long-term debt agreements was $124,754 as of December 31, 2008.

As of December 31, 2008, the Company was in compliance with all financial covenants on all its loans apart from the current ratio where a waiver has been obtained.

The annual principal payments required to be made after December 31, 2008 are as follows:

	Amount
2009	9,352
2010	12,277
2011	12,672
2012	12,432
2013	16,889
2014 and thereafter	99,999
	163,621

13. COMMITMENTS AND CONTINGENCIES:

(a) *Long-term Supply Contracts:* On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b) *Standby Letters of Credit:* In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2008, the total outstanding standby letters of credit amounted to $80,786. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2009. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c) *Environmental and Other Liabilities:* The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d) *Legal Matters:* On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No. 5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the Claimant.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying consolidated financial statements.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

14. OTHER OPERATING EXPENSES:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2006	2007	2008
Bunkering tanker voyage expenses	490	784	2,020
Bunkering tanker insurance	1,070	1,315	1,920
Bunkering tanker repairs and maintenance	1,940	2,958	4,417
Bunkering tanker spares and consumable stores	1,338	1,874	2,747
Bunkering tanker consumption of marine petroleum products	3,636	7,865	17,796
Bunkering tanker other operating expenses	1,292	1,862	3,097
Operating cost of the Aegean Hellas	6,367	2,930	—
Cargo transportation	—	4,466	12,661
Provision for doubtful accounts	412	498	(27)
Storage costs	3,425	2,905	4,044
Port and related expenses	306	1,603	4,403
General and administrative	2,928	6,609	10,723
Broker commissions	1,212	1,437	2,396
Other	1,281	1,936	6,960
Total	25,697	39,042	73,157

15. INTEREST AND FINANCE COSTS:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2006	2007	2008
Interest on long-term debt	2,779	2,958	5,384
Interest on short-term borrowings	2,839	1,082	7,495
Amortization of financing fees	171	233	830
Bank commissions, commitment fees and other charges	713	1,514	1,536
Capitalized interest (Note 6)	(1,295)	(2,314)	(2,868)
Total	5,207	3,473	12,377

16. EQUITY INCENTIVE PLAN:

On November 2, 2006, the Company's board of directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" ("SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter.

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter.

On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

On September 7, 2007, the Company granted 10,000 shares of restricted common stock to a certain employee of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on September 7, 2008 and on September 7 of each of the three years thereafter.

On May 30, 2008, the Company made grants of restricted common stock aggregating 133,043 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 9,000 shares, the restrictions lapse in one year from the grant date. With respect to 19,043 shares, the restrictions lapse in 25% lots over four years from the grant date.

On July 30, 2008, the Company granted 8,000 shares of restricted common stock to a certain officers of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on July 1, 2009 and on July 1 of each of the three years thereafter.

On August 11, 2008, the Company granted 10,000 shares of restricted common stock to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on June 5, 2009 and on June 5 of each of the three years thereafter.

On September 22, 2008, the Company granted 1,908 shares of restricted common stock to non-executive member of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2009 Annual Meeting of Shareholders.

On December 29, 2008, the Company granted 375 shares of restricted common stock to non-executive member of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2009 Annual Meeting of Shareholders.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the years ended December 31, 2007 and 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2006	107,143	15.75
Granted	148,767	15.52
Vested	(28,828)	16.43
At December 31, 2007	227,082	15.51
Granted	153,326	40.62
Vested	(82,180)	20.31
Forfeited	(533)	14.06
At December 31, 2008	297,695	27.12

Total compensation cost of $1,807 and $2,863 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2007 and 2008, respectively.

As of December 31, 2008, there was $5,516 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2008, is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

	Amount
2009	2,301
2010	1,460
2011	1,017
2012	738
	5,516

17. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Initial Public Offering

In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

Dividends

The Company declared and paid dividends of $4,000, $1,705 and $1,711 during the years ended December 31, 2006, 2007 and 2008, respectively.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Capital Contributions

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

18. EARNINGS PER COMMON SHARE:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
	2006	2007	2008
Basic and diluted income Available to common stockholders	$24,225	$27,738	$ 39,915
Basic weighted average number of common shares outstanding	28,954,521	42,417,111	42,497,450
Add: Dilutive effect of unvested restricted stock	101	88,593	128,351
Diluted weighted average number of common shares outstanding	28,954,622	42,505,704	42,625,801
Basic earnings per common share	$ 0.84	$ 0.65	$ 0.94
Diluted earnings per common share	$ 0.84	$ 0.65	$ 0.94

19. INCOME TAXES:

The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying consolidated statements of income.

During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $2, $8 and $1,879 for the years ended December 31, 2006, 2007 and 2008, respectively, which is separately reflected in the accompanying consolidated statements of income.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME:

During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and 2008, the amount of cumulative translation adjustments was $0 and $211, respectively.

21. BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,		
	2006	2007	2008
Greece	167,061	165,231	368,679
United Arab Emirates	180,453	287,347	512,281
Gibraltar	240,412	433,524	536,912
Jamaica	147,211	212,093	280,581
Singapore	39,496	193,747	555,735
Northern Europe	—	37,443	161,735
Portland (UK)	—	—	62,018
Ghana	—	—	106,082
Canada	—	—	84,902
Other	16,024	16,464	99,142
Total	790,657	1,345,849	2,768,067

The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,	
	2007	2008
Gibraltar	39,510	53,939
United Arab Emirates	31,364	49,893
Jamaica	10,975	9,134
Singapore	29,245	34,963
Northern Europe	19,639	25,493
Portland (UK)	—	3,200
Greece	—	33,340
Canada	—	615
Ghana	—	12,663
Other	6,252	12,576
Total	136,985	235,816

22. SUBSEQUENT EVENTS:

On January 6, 2009, the Company was selected by Horizon Tangiers Terminal S.A. (HTTSA), a special purpose consortium, as the exclusive bunkering company for the new port in Tangiers, Morocco. Currently, the port serves approximately 7,000 vessels on an annual basis and is expected to increase to more than 10,000 vessels annually in 2010. The Company will provide retail bunkering services to ships in port on an exclusive basis for a period of 25 to 35 years and will also have the right to expand its operation beyond the port perimeter, which is strategically located along the Strait of Gibraltar connecting the Atlantic Ocean to the Mediterranean Sea.

On January 7, 2009, the Company has taken delivery of the Naxos, a 4,600 dwt double-hull bunkering tanker newbuild from Fujian Southeast Shipyard in China. The vessel is expected to be deployed to the Company's Singapore market.

On January 15, 2009, the Company redeployed two double-hull bunkering tankers in order to meet increased demand for modern tonnage in Piraeus—Greece. Also, it has taken delivery of the Hana, a 1992-built 1,615 dwt double-hull bunkering tanker to be renamed the Ace Hana. The Ace Hana is expected to be deployed to the Company's Greek market.

On February 9, 2009, the Company signed a supervision contract with an engineering firm for DN-3800-11 to 15 for $1.2 million per vessel and QHS-225 to 228 for $1.6 million per vessel under construction.

On February 10, 2009, the Company and Gulf Oil Marine Ltd., a member of Gulf Oil Group, entered into a strategic partnership for the global distribution of marine lubricants. This partnership will allow for the Company to join the Sealub Alliance Network, a group recently formed by Gulf Oil Marine to distribute high-quality marine lubricants

On March 17, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 31, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1 billion, for working capital and general corporate purposes. The renewed facility has a committed amount of up to $300.0 million, to be decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $190.0 million and a cash advance limit in an amount of up to $250.0 million.

The facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

market for registrant's common equity and related stockholder matters

OFFER AND LISTING DETAILS

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW."

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$ 14.53	$ 17.44
Year ended December 31, 2007	$ 13.70	$ 48.63
Year ended December 31, 2008	$ 7.93	$ 40.69
First Quarter 2008	$ 25.54	$ 38.12
Second Quarter 2008	$ 35.26	$ 40.69
Third Quarter 2008	$ 20.80	$ 40.00
Fourth Quarter 2008	$ 7.93	$ 21.32
First Quarter 2009*	$ 14.01	$ 19.87
October 2008	$ 9.19	$ 21.32
November 2008	$ 7.93	$ 13.19
December 2008	$ 9.55	$ 16.96
January 2009	$ 14.36	$ 18.25
February 2009	$ 14.01	$ 19.87
March 2009	$(14.01)	$(17.36)

DIVIDEND DISTRIBUTION POLICY

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2008 for the fourth quarter of 2008 and the first, second and third quarters of 2008, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $175.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; or (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank at the end of each month with average minimum daily free liquidity of $10.0 million.

corporate information

SENIOR OFFICERS

E. Nikolas Tavlarios
President

Spyridon Fokas
General Counsel, Corporate Secretary and Director

Spyros Gianniotis
Chief Financial Officer

Dimitris Melisanidis
Head of Corporate Development

Gregory Robolakis
General Manager
Aegean Marine Petroleum S.A.

Nick Hondos
General Manager
Aegean Bunkering Services Inc.

BOARD OF DIRECTORS

Peter C. Georgiopoulos, Chairman
Chairman
General Maritime Corporation
Chairman
Genco Shipping & Trading Limited

Spyridon Fokas
General Counsel, Corporate Secretary and Director
Aegean Marine Petroleum Network Inc.

George Konomos[2][3]
Principal
Latigo Partners

Konstantinos Koutsomitopoulos[1][2]
Independent Consultant

Yannis N. Papanicolaou[1][3]
Independent Consultant

Abel L. Rasterhoff[2][3]
Director
Capital Product Partners LP

John P. Tavlarios
President
General Maritime Corporation

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

CORPORATE OFFICES

Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200
www.ampni.com

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5670
www.ampni.com

STOCK LISTING

Aegean Marine Petroleum Network Inc.'s common stock is traded on the New York Stock Exchange under the symbol ANW.

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

LEGAL COUNSEL

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

INDEPENDENT AUDITORS

Deloitte Hadjipavlou Sofianos & Cambanis S.A.,
Member of Deloitte Touche Tohmatsu
250-254 Kifissias Avenue, Halandri
Athens 15231, Greece
Tel: +30 210 678-1100

INVESTOR RELATIONS CONTACTS

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5665
investor@ampni.com

NOTICE OF ANNUAL MEETING

Aegean Marine Petroleum Network Inc. will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 14th, 2009 at 2:30 p.m.

Designed by Curran & Connors, Inc. / www.curran-connors.com

AEGEAN

AEGEAN MARINE PETROLEUM NETWORK INC.

42, Hatzikiriakou Avenue, Piraeus 18538, Greece
Tel: +30 210 458-6200 www.ampni.com